UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 June, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 29 June 2022: Divestment by Sasol South Africa Limited of a 30% equity interest in the Republic of Mozambique Pipeline Investments Company (Pty) Limited (ROMPCO)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol)

DIVESTMENT BY SASOL SOUTH AFRICA LIMITED (SSA) OF A 30% EQUITY INTEREST IN THE REPUBLIC OF MOZAMBIQUE PIPELINE INVESTMENTS COMPANY (PTY) LIMITED (ROMPCO)

On 27 June 2021, iGAS, a subsidiary of CEF SOC Limited (CEF), together with Companhia Mocambiçana de Gasoduto (CMG), a subsidiary of Empresa Nacional de Hidrocarbonetos, EP (ENH), announced that they had exercised their pre-emptive rights to acquire a 30% equity interest in the ROMPCO pipeline ("the Transaction").

iGAS' and CMG's pre-emptive rights were exercised after Sasol announced on 14 May 2021 that SSA, a major subsidiary of Sasol, had concluded a sale and purchase agreement in terms of which SSA had agreed to sell a 30% equity interest (Sale Shares) in ROMPCO to an acquisition vehicle beneficially owned by a consortium, comprising Reatile Group Proprietary Limited and the IDEAS Fund managed by African Infrastructure Investment Managers Proprietary Limited.

Following the fulfilment of all conditions precedent, the Transaction is now complete.

The Sale Shares have been sold for a consideration comprising an initial amount of R4,1 billion, subject to certain adjustments, and a deferred payment of up to R1 billion, which is payable if certain agreed milestones are achieved by 30 June 2024.

SSA retains a 20% shareholding in ROMPCO and Sasol will continue to operate and maintain the pipeline in terms of the commercial agreement between Sasol and ROMPCO, which is independent of the Transaction. Sasol's agreements with ROMPCO to transport gas to Secunda are unaffected by the Transaction and the tariffs remain as per the said agreements, which were approved by the National Energy Regulator of South Africa (NERSA).

This Transaction marks the completion of the major transactions in Sasol's accelerated, strategy-aligned, asset divestment programme announced in March 2020. Sasol remains fully committed to its integrated natural gas business in Southern Africa, which is integral to Sasol's long-term strategy.

29 June 2022

Johannesburg

Investment Bank, Corporate Advisor and Transaction Sponsor:
Nedbank Corporate and Investment Banking, a division of Nedbank Limited

Legal advisor:
Webber Wentzel

JSE Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 June 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary